METASTAT, INC.
4 Autumnwood Court
The Woodlands, Texas 77380
(281) 363-0003

VIA FEDEX AND EDGAR

August 13, 2012

Amanda Ravitz Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3030

Re:	MetaStat, Inc. (f/k/a Photovoltaic Solar Cells, Inc.) Amendment No. 2 to Form 8-K Filed July 13, 2012 File No. 0-52735

Dear Ms. Ravitz:

On behalf of MetaStat, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated August 3, 2012 (the “Staff’s Letter”) regarding the Company’s Current Report on Form 8-K, as amended (the “Form 8-K”). Contemporaneously with this submission, we have filed an amended Form 8-K for the Company (the “Amended Form 8-K”) reflecting the responses of the Company below.

To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form 8-K, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter.  The numbered paragraphs set forth below responds to the Staff’s comments and corresponds to the numbered paragraph in the Staff’s Letter.  Page numbers refer to the marked copy of the Amended Form 8-K.  We have also submitted three clean and marked copies of the Amended Form 8-K to the Staff.

The Company’s responses to the Staff’s comment set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Clinical Development and Validation of the MetaSite Breast Test, page 6

1.	We note your response to prior comment 6. Please expand the disclosure in the last paragraph on page 6 to disclose when you are required to pay the remaining amounts to Cornell and Einstein.

COMPANY RESPONSE: We have expanded the disclosure in the last paragraph on page 6 to disclose when we are required to pay the remaining amounts to Cornell and Einstein.

Item 9.01 Financial Statements and Exhibits, page 44

2.
We note your response and revisions to prior comment 11. We note that you have combined the statement of operations for the entities “MetaStat, Inc.” and “Photovoltaic Solar Cells, Inc.” but your pro forma balance sheets combine the entities “MetaStat BioMedical, Inc.” and “MetaStat, Inc.” Please explain if you are referring to the same legal entities in both presentations and clearly explain why the presentation is not consistent.

COMPANY RESPONSE: Prior to April 9, 2012, our company was named Photovoltaic Solar Cells, Inc. On April 9, 2012, our corporate name was changed to MetaStat, Inc. In May 2012, we changed the name of our Delaware operating subsidiary from MetaStat, Inc. to MetaStat BioMedical, Inc. We have revised the statement of operations and pro forma balance sheet to clarify and reflect the current names of each entity.

3.
As a related matter, we note that you have presented an interim pro forma statement of operations. Please explain to us why you did not provide a pro forma statement of operations for the most recently completed fiscal year. Refer to Rule 8-05(b)(1) of Regulation S-X.

COMPANY RESPONSE: We have provided a pro forma statement of operations for the most recently completed fiscal year in the Amended Form 8-K.

***

We hereby acknowledge that:

       • the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

       • Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

       • the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your time and attention in connection with this filing.  Should you have any questions concerning any of the foregoing, please contact David Levine, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4923.

Sincerely,

/s/ Warren C. Lau
Warren C. Lau, Chief Executive Officer